SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.

150 N Bartlett

Medford, OR 97501

Report of Independent Registered Public

Accounting Firm

and Financial Statements with

Supplemental Schedule for

Lithia Motors Inc. Salary

Reduction Profit Sharing Plan

December 31, 2012 and 2011

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2012
Schedule H, Line 4i – Schedule of Assets (held at end of year)	14

EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and 401(k) Plan Committee of the

Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon

June 20, 2013

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS
Investments, at fair value
Registered investment companies	$62,212,747	$49,652,021
Common collective trust	14,067,813	14,315,009
Lithia Motors, Inc. Common Stock	15,723,398	10,474,644
	92,003,958	74,441,674

Receivables
Notes receivable from participants	4,920,204	4,418,880
Employer's contribution	1,868,405	1,550,892
	6,788,609	5,969,772
	98,792,567	80,411,446

LIABILITIES
Excess participant contributions payable	(22,232)	(40,722)
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	98,770,335	80,370,724

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(98,781)

NET ASSETS AVAILABLE FOR BENEFITS	$98,770,335	$80,271,943

See Notes to Financial Statements	Page 3

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$12,349,989
Interest and dividends	2,096,320

14,446,309

Interest income on notes receivable from participants	236,117

Contributions:
Employer's	1,868,405
Participants'	10,509,959
Rollovers	1,066,637

13,445,001

28,127,427

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	9,455,664
Administrative expenses	173,371

9,629,035

NET INCREASE IN NET ASSETS	18,498,392

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	80,271,943

End of year	$98,770,335

See Notes to Financial Statements	Page 4

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the Company) as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed a 401(k) Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with DWS Trust Company to act as the custodian and trustee and ADP Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s senior management. For employee contributions made in 2012 the Company contributed 38% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). The Plan also permits the automatic enrollment of eligible employees in the Plan with a contribution of 3% of eligible compensation, unless the employee affirmatively elects otherwise. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers investments in various registered investment companies, a common collective trust managed by BNP Paribas Investment Partners as well as shares of Class A Common Stock of the Company.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% (from plan minimum of 4.25% to 10.50% as of December 31, 2012, with various maturities through August 2042) at the time the loan is issued. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeited non-vested accounts at December 31, 2012 and 2011 totaled $132,117 and $64,292, respectively, and are used to reduce future employer contributions.  Forfeitures utilized in 2013 to reduce the employer’s contribution for the year ended December 31, 2012 amounted to $141,561.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 3.

The adoption of ASU No. 2011-04 did not have a material effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

As required by GAAP, the statements of net assets available for benefits present the fair value of the Plan’s investment in a common collective trust which has underlying assets in investment contracts, as well as the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Excess Contributions Payable – Excess contributions payable represent amounts refunded to participants after year end to comply with regulatory contribution limitations.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Substantially all expenses except for audit and legal fees relating to the Plan are paid by the Plan.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

The Plan has evaluated subsequent events through June 20, 2013, which is the date the financial statements were issued.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

Level 1:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include the following:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 from those used in prior years.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies (Mutual funds): Valued at quoted market prices which represent the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Common collective trusts: The Schwab Stable Value Adv and FFTW Income Plus are collective trusts designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Funds seek to earn a high level of income consistent with those objectives. The Funds hold guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive). The common collective trusts are valued at fair value based on the underlying investments. The underlying investments are valued at fair value as determined by the trustee of the underlying investments (i.e. principal balance plus accrued interest). As of December 31, 2012, contract value approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Investments at fair value at December 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Common collective trust
Fixed income fund	$-	$14,067,813	$-	$14,067,813
Total Common collective trust	-	14,067,813	-	14,067,813

Mutual funds
Bond funds	8,438,992	-	-	8,438,992
Growth funds	19,037,123	-	-	19,037,123
Value funds	4,312,783	-	-	4,312,783
Blend funds	19,954,670	-	-	19,954,670
Target date funds	10,469,179	-	-	10,469,179
Total Mutual funds	62,212,747	-	-	62,212,747

Common stock
Lithia Motors, Inc.	15,723,398	-	-	15,723,398
Total Common stock	15,723,398	-	-	15,723,398

	$77,936,145	$14,067,813	$-	$92,003,958

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

	Investments at fair value at December 31, 2012
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Common/collective trust
Fixed income fund	$-	$14,315,009	$-	$14,315,009
Total Common collective trust	-	14,315,009	-	14,315,009

Mutual funds
Bond funds	6,541,867	-	-	6,541,867
Growth funds	19,986,671	-	-	19,986,671
Value funds	4,767,628	-	-	4,767,628
Blend funds	14,999,517	-	-	14,999,517
Target date funds	3,264,986	-	-	3,264,986
Other funds	91,352	-	-	91,352
Total Mutual funds	49,652,021	-	-	49,652,021

Common stock
Lithia Motors, Inc.	10,474,644	-	-	10,474,644
Total Common stock	10,474,644	-	-	10,474,644

	$60,126,665	$14,315,009	$-	$74,441,674

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a volume submitter plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2008. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with GAAP guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets at:

	December 31,
	2012	2011

Registered investment companies
MFS Total Return Fund - R3	$10,411,384	$7,942,308
DWS S&P 500 Index Fund - S	$6,436,803	$4,802,649
*Schwab Stable Value Adv, at contract value	-	$14,216,228
**FFTW Income Plus, at contract value	14,067,813	$-
Lithia Motors, Inc. Common Stock	15,723,398	$10,474,644

* Less than 5% current year, but greater than 5% prior year

** More than 5% current year, but less than 5% prior year

For the year ended December 31, 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated in value as follows:

Year Ended December 31, 2012
Registered investment companies	$5,132,252
Lithia Motors, Inc. Common Stock	$7,217,737
Total	$12,349,989

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2012	2011

Net assets available for benefits per the financial statements	$98,770,335	$80,271,943

Employer contributions receivable not accrued on Schedule H of Form 5500	(1,868,405)	$(1,550,892)

Benefits payable accrued on Schedule H of Form 5500 but not on financial statements	(916)	$(4,208)

Excess participant contributions payable not accrued on Schedule H of Form 5500	22,232	$40,722

Net assets available for benefits per Schedule H of Form 5500	$96,923,246	$78,757,565

The following are reconciliations of employer and participant contributions and distributions per the financial statements for the year ended December 31, 2012 to Schedule H of Form 5500 as the Form 5500 is prepared on a cash basis while the financial statements are prepared on the accrual basis of accounting:

Year ended December 31, 2012

Employer contributions per the financial statements	$1,868,405

Plus 2011 employer contributions received by the Plan in 2012 not accrued on Schedule H of Form 5500	1,550,892

Less 2012 employer contributions received by the Plan in 2013 and not accrued on Schedule H of Form 5500	(1,868,405)

Employer contributions per Schedule H of Form 5500	$1,550,892

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

Year ended December 31, 2012
Employee contributions per the financial statements	$10,509,959

Excess participant contributions for 2012	22,232

Employee contributions per the Schedule H of Form 5500	$10,532,191

Year ended December 31, 2012
Benefits paid to participants per the financial statements	$9,455,664

Less benefits payable accrued for 2011	(4,208)

Benefits payable accrued for 2012 on Schedule H of Form 5500 but not on financial statements	916

Excess contributions during 2012 relating to 2011	40,722

Total benefits paid per the Schedule H of Form 5500	$9,493,094

NOTE 8 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Plan Sponsor’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2012, the Plan purchased $2,278,353 and sold $4,467,918 of the Plan Sponsor’s common stock.

Certain Plan investments are managed by DWS Scudder, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

SUPPLEMENTAL SCHEDULE

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

EIN 93-0572810 PN 003

(a)	(b) Identify of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Number of Shares	(d) Cost	(e) Current value
	FFTW Income Plus	Common Collective Trusts	14,067,813.1400	N/A	$14,067,813
	American Century Growth - INV	Registered Investment Company	165,960.0462	N/A	$4,461,006
	Amer Cent Infl Adj Bond Fund INV	Registered Investment Company	212,609.4508	N/A	$2,802,193
	American Fund Eurpac Gr FD - R	Registered Investment Company	85,363.8232	N/A	$3,455,528
*	DWS Alt Asset Allocation S	Registered Investment Company	24,163.1195	N/A	$224,959
*	DWS Global Small Cap Growth - S	Registered Investment Company	31,595.1333	N/A	$1,193,664
*	DWS Large Cap Value Fund S	Registered Investment Company	158,098.9257	N/A	$2,907,439
*	DWS Lifecompass 2015 Fund - S	Registered Investment Company	252,633.9885	N/A	$2,864,869
*	DWS Lifecompass 2020 Fund - S	Registered Investment Company	185,389.3418	N/A	$2,530,565
*	DWS Lifecompass 2030 Fund - S	Registered Investment Company	300,133.6519	N/A	$2,962,319
*	DWS Lifecompass 2040 Fund - S	Registered Investment Company	247,254.3354	N/A	$2,076,936
*	DWS Lifecompass Retire Fund - S	Registered Investment Company	2,942.7257	N/A	$34,489
*	DWS S&P 500 Index Fund - S	Registered Investment Company	340,031.8566	N/A	$6,436,803
	GS High Yield Fund - A	Registered Investment Company	492,860.5289	N/A	$3,593,011
	GS Mid Cap Value Fund - A	Registered Investment Company	36,006.7574	N/A	$1,405,344
	LA Fundamental EQ I	Registered Investment Company	188,154.2839	N/A	$2,483,637
	Managers Cadence Mid-Cap Svc	Registered Investment Company	87,242.7379	N/A	$2,259,587
	MFS Total Return FD - R3	Registered Investment Company	684,059.3858	N/A	$10,411,384
	Nueberger & Berman Genesis Trst	Registered Investment Company	64,337.0571	N/A	$3,260,602
	Nuveen Mid Cap Index I	Registered Investment Company	28,832.4681	N/A	$397,888
	Oppen Develop Markets - Y	Registered Investment Company	126,339.9244	N/A	$4,406,737
	Pimco Low Duration Fund - ADM	Registered Investment Company	194,461.3891	N/A	$2,043,789
*	Company Stock Pending Fund	Other Investments	2,819.8500	N/A	$2,820
*	Lithia Motors, Inc. Common Stock	Common Stock	420,111.6508	N/A	$15,720,578
*	Participants Loans	Interest Rates (4.25% to 10.50%)	-0-	-0-	$4,920,204
					$96,924,162

N/A - Cost is not applicable as these are participant directed investments.

* - Party-in-interest to the Plan

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013	LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN

	By:	/s/ Christopher Holzshu
Christopher Holzshu

EXHIBIT INDEX

Exhibit                  Description

23                          Consent of Independent Registered Public Accounting Firm

Page 15